SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

**FORM 6-K**

**REPORT OF FOREIGN ISSUER**
**PURSUANT TO RULE 13a-16 OR 15b-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**



For April 26, 2002

**TELEX-CHILE S.A.**
(Translation of registrant's name into English)

**Rinconada El Salto 202**
**Comuna de Huechuraba, Santiago, Chile**
(Address of principal executive offices)

Form 20-F √ Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___ No √

Santiago, April 26, 2002

Mr. Alvaro Clarke de la Cerda
Superintendent of Securities and Insurance
Teatinos 120
Santiago.

**REF: COMMUNICATES ESSENTIAL EVENT**
Telex-Chile S.A. – Registration in Registry of Securities No. 0350

Dear Sir:

By virtue of what is established in article 9 and second paragraph of article 10 of Law No. 18,045, and Norm of a General Nature No. 30 of the Superintendence of Securities and Insurance, Telex-Chile S.A. hereby informs that Superintendence of the following in the nature of **essential event.**

1. That today Redes Opticas S.A., exercising the right of preferential subscription established in article 25 of Law 18,046 on Stock Corporations, notice of commencement of which was published in newspaper "Estrategia" of April 23 last, subscribed and paid for 2,544,520,602 Series "A" shares of Telex Chile S. A. for a total of $ 45,801,370,838 (forty five thousand eight hundred and one million three hundred and seventy thousand eight hundred and thirty eight pesos) corresponding to the issue of paid shares resolved at the special general Shareholders' Meeting held on January 30, 2002, modified by the Special General Shareholders' Meeting held on March 25, 2002, issue which was recorded in the Registry of Securities of that Superintendence under No. 657 on February 22, 2002, and modification of which inscription was made on April 10, 2002.

   Such shares, subscribed and paid for at their placement value of $ 18 per share fixed by the Special General Shareholders' Meeting, were fully paid, capitalizing all the credits held by Redes Opticas S.A. against Telex-Chile S.A., amounting in principal and interests to the same value of the subscription of such shares, credits that had been acquired on April 15 last by Redes Opticas S.A. from several financial creditors of the company and from its affiliate Chilesat S.A., as reported in the notice given on essential event sent to that Superintendence on April 16 last.

2. That today also Redes Opticas (Cayman) Corp., exercising in turn its right to preferential subscription, subscribed and paid 1,143,670,567 Series "A" shares and 88,970,719 Series "B" shares of Telex Chile S.A. for a total of $ 22,187,543,161 (twenty two thousand one hundred and eighty seven million five hundred and forty three thousand one hundred and sixty one pesos), corresponding to the same issue and at the same placement value mentioned above, which were fully paid, capitalizing all the credits held by Redes Opticas (Cayman) Corp. against Telex-Chile S.A., amounting in principal and interest to the same subscription value of such shares, credits which had been acquired on April 15 last by Redes Opticas (Cayman) Corp. from different financial creditors of the company and from its

affiliate Chilesat S.A., as was also reported through the same essential event notice of which was given on April 16 last.

3. That of the credits capitalized by Redes Opticas S.A. and Redes Opticas (Cayman) Corp, through such subscription of shares, amounting in the aggregate to $ 67,988,913.999 (sixty seven thousand nine hundred and eighty eight million nine hundred and thirteen thousand nine hundred and ninety nine pesos) the sum of $ 50,104,263,727, corresponds to those financial credits owed by the affiliate Chilesat S.A. and that as reported in the aforementioned essential event were acquired on April 15 last by Redes Opticas S.A. or by Redes Opticas (Cayman) Corp. from the financial creditors of such affiliate therein identified.

   The capitalization in Telex-Chile S.A. of those credits that it owed to its affiliate Chilesat S.A. was materialized by reason of having made previously several novations for change of debtor of such credits, through which Telex Chile S.A. substituted Chilesat S.A. as their debtor, in favor of Redes Opticas S.A. and Redes Opticas (Cayman) Corp., respectively, Chilesat S.A. being expressly released from its payment. Such novations were entered into, such that Telex-Chile S.A. became the creditor of its affiliate Chilesat S.A. for the same amounts for which the latter was released from payment with respect to Redes Opticas S.A. and Redes Opticas (Cayman) Corp.

   Such novations for change of debtor that preceded the capitalization of credits mentioned, were carried out in fulfillment of the provisions of the respective preventive judicial agreements (convenios judiciales preventivos) of Telex Chile S.A. and of Chilesat S.A., approved by the Twenty-Eighth Civil Court of Santiago by resolutions of January 25, 2002 published in the Official Gazette of January 7, 2002.

4. That, as a consequence of such capitalizations of credit made by Redes Opticas S.A. and Redes Opticas (Cayman) Corp, the financial liabilities of Telex Chile S.A. assumed with their financial creditors and/or assumed in substitution of its affiliate Chilesat S.A., have been reduced on this date by the sum of $ 67,988,913,999 (sixty seven million nine hundred and eighty eight thousand nine hundred and thirteen thousand nine hundred and ninety nine pesos ).

5. It is reported that by virtue of the subscription and payment of the shares to which reference is made in numbers 1 and 2, all the shares subscribed and paid for of Telex-Chile S.A. to this date, corresponding to the issue of 7,470,659,529 series A shares and 7,177,692,488 Series B shares resolved at the Special General Shareholders' Meeting indicated in number 1, amounts to 3,777,161,888 shares, of which 3,688,191,169 shares correspond to Series A and the remaining 88,970,719 shares to Series B.

   In view of the fact that the number of shares subscribed and paid for of the Company prior to such issue of shares was 227,926,973 shares divided into 116,242,756 Series A shares and into 111,684,217 Series B shares, the total shares of the Company subscribed and paid for up to this date, amount to

4,005,088,861 shares, divided into 3,804,433,925 Series A shares and 200,654,936 Series B shares.

6. It is finally informed that, as a result of the shares that Redes Opticas S.A. subscribed and paid for today, it is now the titleholder of a total of 2,590,733,067 shares subscribed and paid for the series A of the company, representing 64.686% of the total shares subscribed and paid for to date, while Redes Opticas (Cayman) Corp., also as a result of the shares that it subscribed and paid for today, is now titleholder of 1,161,465,975 shares subscribed and paid for of the A series and of 90,355,095 shares subscribed and paid for of the B series, which in the aggregate represent a total of 1,251,821,070 shares of the Company subscribed and paid for, representing 31.255% of the total shares subscribed and paid for at this date.

Therefore, on this date Redes Opticas S.A. and Redes Opticas (Cayman) Corp. now control in the aggregate 95.94% of the total shares of Telex-Chile S.A. subscribed and paid for as of today.

As reported in the notice on Tender Offer of Acquisition of Shares and Control of Telex Chile S.A., published by Redes Opticas S.A. on March 6, 2002, in the newspapers El Mercurio of Santiago and La Tercera, the shareholders of Redes Opticas S.A. are Connected Acquisition Chile S.A., indirect affiliate of Southern Cross Latin America Private Equity Fund, which is the holder of 81.25% of the equity capital of Redes Opticas S.A., and Inversiones GE Capital Chile Limitada, affiliate of GE Capital Equity Investments Ltd., which is the titleholder of the balance of 18.75% of the equity capital of Redes Optica S.A.

Redes Opticas (Cayman) Corp. is an affiliate of Redes Opticas S.A., the owner of all of its equity capital.

Very truly yours,

Alejandro Rojas Pinaud
General Manager

cc. Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa de Valores de Valparaíso

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

TÉLEX-CHILE S.A.

By:/s/ Rodrigo Villa Mardel
Chief Financial Officer

Dated: April 26, 2002